UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018.

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Enclosed hereto are copies of the following items in connection with Galapagos NV’s annual report for the financial year 2017 and its Annual Shareholders’ Meeting that will be held on Tuesday, April 24, 2018 at 2:00 p.m. (CET), at the registered office of Galapagos NV.

The information contained in this Form 6-K, including Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, and 99.7, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-211765) and S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, and 333-218160). The information contained in Exhibit 99.1 to this Form 6-K is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

Exhibit	Description

99.1	Press Release issued on March 23, 2018

99.2	Convening Notice for the Annual Shareholders’ Meeting of Galapagos NV to be held on April 24, 2018 (English translation)

99.3	Proxy Form for the Annual Shareholders’ Meeting to be held on April 24, 2018

99.4	Depositary’s Notice of the Annual Shareholders’ Meeting to be held on April 24, 2018

99.5	Voting Instructions for holders of American Depositary Shares in connection with the Annual Shareholders’ Meeting to be held on April 24, 2018

99.6	Notification of Participation Form in connection with the Annual Shareholders’ Meeting to be held on April 24, 2018

99.7	Overview of Outstanding Shares and Voting Rights in connection with the Annual Shareholders’ Meeting to be held on April 24, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV (Registrant)

Date: March 23, 2018	/s/ Xavier Maes Xavier Maes Company Secretary